# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VIASAT INC, CIK 0000797721
CUSIP: 92552V100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Date of event which requires filing of this statement: 02/10/2025
Amends the filing with accession number 0001104659-23-069966
Filed by CIK 0001978825
Persons authorized to receive notices and communications: Patrice Walch-Watson, One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, 416-868-4075; Canada Pension Plan Investment, One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, 416-868-4075; CPP Investment Board PHI (4), One Queen Street East, Suite 2500, Toronto, Ontario, Canada (Federal Level) (Z4), M5C 2W5, 416-868-4075

## Reporting persons
- CPP Investment Board Private Holdings (4) Inc. (CIK 0001978825): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,795,334; sole dispositive power 0; shared dispositive power 4,795,334; aggregate amount beneficially owned 4,795,334 (3.71% of the class)
  Comment: Calculated based on 129,119,989 shares of Common Stock outstanding as of January 24, 2025, as disclosed by Viasat, Inc. (the "Issuer") in its Quarterly Report on Form 10-Q (the "Form 10-Q") filed with the Securities and Exchange Commission (the "SEC") on February 10, 2025.
- Canada Pension Plan Investment Board (CIK 0001283718): type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,795,334; sole dispositive power 0; shared dispositive power 4,795,334; aggregate amount beneficially owned 4,795,334 (3.71% of the class)
  Comment: Calculated based on 129,119,989 shares of Common Stock outstanding as of January 24, 2025, as disclosed by the Issuer in its Form 10-Q filed with the SEC on February 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VIASAT INC
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Comment: This Amendment No. 2 (this "Statement") amends and supplements the Schedule 13D, originally filed on June 9, 2023, as amended (the "Schedule 13D") relating to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.
Residence or business address: Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.
Present principal occupation or employment: Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.
Citizenship: Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
Rule 144 Sale

On February 10, 2025, the Investor Sellers sold an aggregate of 11,250,000 shares of Common Stock in an unregistered block sale transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, at a net price per share of $9.00 (the "Block Sale"). The Reporting Persons sold an aggregate of 3,750,000 shares of Common Stock pursuant to the Block Sale.

The Block Sale was consummated as part of the Reporting Persons' normal course evaluation of their investment. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect to regularly review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of any or all securities of the Issuer in open market transactions, privately negotiated transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Item 11 and Item 13 on each of the cover pages of this Statement are incorporated herein by reference.

After giving effect to closing of the Block Sale, CPPIB-PH(4)I directly holds 4,795,334 shares ofCommon Stock. CPPIB-PH(4)I is a wholly-owned subsidiary of CPPIB, thus CPPIB is an indirectbeneficial owner of such Common Stock owned by CPPIB-PH(4)I.

As a result of the Stockholders Agreement and the Coordination Agreement described in Item 6,the Investor Sellers may be deemed to be members of a "group" within the meaning of Section13(d)(3) of the Exchange Act. Such "group" would beneficially own an aggregate of 22,931,334shares of Common Stock, representing 17.76% shares of Common Stock outstanding as ofJanuary 24, 2025, based on information provided by the Issuer. The securities reported herein bythe Reporting Persons do not include any Common Stock beneficially owned by the other parties tothe Stockholders Agreement or the Coordination Agreement not included as Reporting Persons onthis Statement (the "Other Shares" and "Other Parties," respectively). The Other Parties have beennotified that they may need to file separate beneficial ownership reports with the SEC related totheir beneficial ownership of the Other Shares and membership in the "group" described herein.Neither the filing of this Statement nor any of its contents, however, shall be deemed to constitutean admission by the Reporting Persons that any of them is the beneficial owner of any of OtherShares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficialownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 on each of the cover pages of this Statement are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
The information set forth in Item 4 above is incorporated by reference into this Item 5(c).

Pursuant to the Block Sale and the Coordination Agreement among CPPIB-PH(4)I, the ReportingPersons and Other Parties, the Reporting Persons collectively sold 3,750,000 shares of CommonStock in the Block Sale for $9.00 per share. The Reporting Persons have not otherwise transactedin the Issuer's securities within the prior 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 5 of this Statement is herein incorporated to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit F: Power of Attorney for Canada Pension Plan Investment Board

## Signatures
- CPP Investment Board Private Holdings (4) Inc.: /s/ Pierre Abinakle, Pierre Abinakle / Secretary (02/11/2025)
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels / Managing Director, Head of Compliance (02/11/2025)
Comment: Exhibit F: Power of Attorney for Canada Pension Plan Investment Board